UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Ryerson Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

783754104

(CUSIP Number)

May 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Schedule 13G
CUSIP No. 783754104	Page 2 of 7 Pages

1.	Name of Reporting Person. JB Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of	5.	Sole Voting Power: -0-
Shares
Beneficially	6.	Shared Voting Power: 1,901,805
Owned by
Each	7.	Sole Dispositive Power: -0-
Reporting
Person With	8.	Shared Dispositive Power: 1,901,805

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,901,805

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.5%

12.	Type of Reporting Person (See Instructions)
PN

Schedule 13G
CUSIP No. 783754104	Page 3 of 7 Pages

1.	Name of Reporting Person Alan W. Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of	5.	Sole Voting Power: 49,264:
Shares
Beneficially	6.	Shared Voting Power: 1,901,805
Owned by
Each	7.	Sole Dispositive Power: 49,264
Reporting
Person With	8.	Shared Dispositive Power: 1,901,805

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,951,069

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.7%

12.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13G
CUSIP No. 783754104	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Ryerson Holding Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

227 W. Monroe St., 27th Floor,Chicago, Illinois 60606

Item 2(a).	Name of Persons Filing:

This statement is filed by (collectively, the “Reporting Persons”)

(i) JB Capital Partners L.P., a Delaware limited partnership

(ii) Alan W. Weber, a United States citizen

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5 Evans Place, Armonk New York 10504

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e).	CUSIP Number

783754104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership

(i) JB Capital Partners L.P. (1)

	(a)	Amount beneficially owned: 1,901,805

	(b)	Percent of class: 5.54%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0 shares

		(ii)	Shared power to vote or to direct the vote: 1,901,805

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares

		(iv)	Shared power to dispose or to direct the disposition of: 1,901,805

Schedule 13G
CUSIP No. 783754104	Page 5 of 7 Pages

(ii) Alan W. Weber (1)

(a)	Amount beneficially owned: 1,951,069

(b)	Percent of class: 5.68%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 49,264 shares

	(ii)	Shared power to vote or to direct the vote: 1,901,805

	(iii)	Sole power to dispose or to direct the disposition of: 49,264 shares

	(iv)	Shared power to dispose or to direct the disposition of: 1,901,805

Based on an aggregate of 34,335,759 shares of Common Stock, par value $0.01 per share, outstanding as of April 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2024.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein except to the extent of any pecuniary interest therein. Each of the Reporting Persons disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) under the Exchange Act with any other Reporting Person or other person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2 and Note (1) in Item 4

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Note (1) in Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

(The remainder of this page was intentionally left blank)

Schedule 13G
CUSIP No. 783754104	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2024

JB Capital Partners L.P.

	By:	/s/ Alan W. Weber
		Name:	Alan W. Weber
		Title:	General Partner

/s/ Alan W. Weber
Alan W. Weber

(The remainder of this page was intentionally left blank)

Schedule 13G
CUSIP No. 783754104	Page 7 of 7 Pages

Exhibit Index

The following documents are filed herewith and previously filed:

Exhibit Number	Exhibit Description	Page

1.	Joint Filing Agreement dated as of May 6, 2024 by and among JB Capital L.P., and Alan W. Weber.

(The remainder of this page was intentionally left blank)